Exhibit 107

CALCULATION OF FILING FEE TABLE

FORM S-4

(Form Type)

CHARDAN NEXTECH ACQUISITION 2 CORP.

(Exact Name of Registrant as Specified in its Charter)

Table I: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)(2)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock, par value $0.0001 per share	Rule 457(f)(1)	47,682,492(3)	$10.115(4)	$482,308,406.58	0.0000927	$44,710.00
Equity	Warrants to purchase shares of Common Stock	Rule 457(g)(1)	1,600,000(5)	$10.00(6)	$16,000,000.00	0.0000927	$1,483.20
Equity	Warrants to purchase shares of Common Stock	Rule 457(g)(1)	3,608,774(5)	$0.01(7)	$36,087.74	0.0000927	$3.34
Total Offering Amounts					$498,344,494.32		$46,196.54
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due							$46,196.54

(1)

All securities being registered will be issued by Chardan, in connection with the Merger Agreement (as defined and described in the accompanying proxy statement/prospectus), which provides for, among other things, the merger of Bronco Merger Sub, Inc. (“Merger Sub”), a Nevada corporation and a direct, wholly-owned subsidiary of Chardan, with and into Dragonfly Energy Corp., a Nevada corporation (“Dragonfly”), with Dragonfly surviving as a wholly-owned subsidiary of Chardan (the “Merger”). As a result of the merger, (i) each share of Dragonfly common stock (after giving effect to the conversion of Dragonfly preferred stock into Dragonfly common stock pursuant to Dragonfly’s governing documents) and (ii) each option to acquire shares of Dragonfly common stock, in each case outstanding as of immediately prior to the closing, will be cancelled in exchange for the right to receive its pro rata shares of Chardan common stock or assumed and converted into options to acquire its pro rata shares of Chardan common stock totaling 40,000,000 shares (at a deemed value of $10.00 per share).

(2)

Pursuant to Rule 416(a) of the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)

Represents the aggregate number of shares of Chardan common stock that may be issued in respect of issued and outstanding shares of Chardan capital stock in the Merger (including the issuance of the Earnout Shares).

(4)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(1) of the Securities Act, in respect of the Chardan common stock to be issued to Dragonfly shareholders, based on the average of the high ($10.14) and low ($10.09) prices of the Chardan common stock on the Nasdaq Capital Market on June 14, 2022 (such date being within five business days of the date that this registration statement was first filed with the SEC).

(5)

The maximum number of warrants and shares of common stock issuable upon exercise of the warrants are being simultaneously registered hereunder. Consistent with the response to Question 240.06 of the Securities Act Rules Compliance and Disclosure Interpretations, the registration fee with respect to the warrants has been allocated to the shares of underlying common stock and those shares of common stock are included in the registration fee.

(6)

Pursuant to Rules 457(g)(1) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price of the common stock underlying the warrants is calculated based on the $10.00 exercise price of the warrants.

(7)

Pursuant to Rules 457(g)(1) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price of the common stock underlying the warrants is calculated based on the $0.01 exercise price of the warrants.